SIGNATURE EYEWEAR



                                  May 12, 2005


Ms. Michele Gohlke, Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

             Re: Your Letter of April 11, 2005 - File No. 000-23001
                 --------------------------------------------------

Dear Ms. Gohlke:

     We have received your letter providing comments on our Form 10-K for the year ended October 31, 2004 and on our Form 10-Q for the quarter ended January 31, 2005. We submit the following response to your comments:

Financial Statements - Note 2 - Revenue Recognition
---------------------------------------------------

1. (a) DISTRIBUTION ARRANGEMENTS. The Company has five distributors in the United States. The Company has no written distribution agreements with any of its distributors. The Company ships products to its distributors upon receipt of orders (generally written, but occasionally orally for small orders) and recognizes a sale upon shipment. All sales are final, and the Company has no obligation to accept product returns from distributors. However, consistent with its return practices generally, the Company will accept product for exchange or credit against the customer's account receivable. The Company bills its distributors on a monthly basis and typically receives payment within 30 days after it sends the statement.

     Sales to domestic distributors accounted for less than 5% of net sales in each of the last three fiscal years. Accordingly, the Company does not believe these sales (in light of the terms of sales) would require separate comment regarding revenue recognition in the notes to the financial statements.

     (b) RETURNS. The Company accounts for returns in the following manner. Returns are taken directly as a debit to sales and a credit to accounts receivable which reduces gross sales to net sales for the period and reduces accounts receivable to the then adjusted balance. The Company does not refund cash for returns except in highly unusual circumstances.

     These accounting entries do not pass through the reserve account. The Company maintains a product return reserve for future estimated returns at any point in time, and monitors this reserve against the actual returns rate experienced. The amount of the reserve estimates the impact on pre-tax earnings from a return, including the reduction in revenue and corresponding cost of sales, and a return of the product to inventory.

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Ms. Michele Gohlke
May 12, 2005
Page 2

     (c) RESERVES. Product returns as a percentage of sales have been relatively consistent and trending downward during the past five years --22%, 23%, 22%, 21% and 18% from fiscal 2000 to fiscal 2004. Accordingly, the Company believes it can reasonably estimate the sales return allowance. As stated under paragraphs 6-8 of SFAS 48, all criteria for recognizing revenue when right of return exists were fulfilled and the accounting for any related contingencies associated with estimated returns were adequately considered.

     The Company substantially increased the product return reserve as of the end of fiscal 2002 because its financial condition had deteriorated to the point that, as noted in its 10-Ks, it believed that customers might return more products relating to concerns about the Company's viability. Following its recapitalization during fiscal 2003, the Company reduced the product return reserve because this concern did not materialize. The Company further reduced the product return reserve during fiscal 2004 to reflect the declining return rate and its belief that the trend will continue in fiscal 2005.

Inventory
---------

2. We confirm to you that we have recorded our inventory for all reporting periods at net realizable value, and will clarify this in future filings.

Note 5 - Extinguishment of Debt
-------------------------------

3. The Company will revise future filings to present this gain from extinguishment of debt as a component of non-operating income.

Note 6 - Commitments and Contingencies
--------------------------------------

4. In the second quarter of 2003, the Company entered into a sale/license-back of the Dakota Smith trademark and the sale/repurchase of the Company's inventory of Dakota Smith eyewear frames. The Company accounted for this transaction by separating it into its constituent parts, the sale/license back of the trademark and the sale/buyback of the inventory. The Company recognized the gain on the sale of the trademark as extraordinary income as a part of the overall recapitalization that the Company completed during the second quarter.

     The recapitalization also involved the refinancing of the Company's bank debt, the sale of preferred stock, the reconstitution of the Board of Directors, the replacement of the Chief Executive Officer, and the negotiation of approximately $4 million in extinguishment of debt (a majority of which was incurred in connection with the transaction in which the Company acquired the Dakota Smith trademark and related assets). At the same time, the Company had an accumulated deficit of approximately

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Ms. Michele Gohlke
May 12, 2005
Page 3

     $20 million, and the gain from the sale of the license was considered immaterial in the context of the recapitalization. It was also considered an integral part of the overall recapitalization that should not be separated. Therefore, the gain was recognized during the quarter. The inventory was repurchased with a note that was repaid over the following year in accordance with its terms.

Note 13 - Fourth Quarter Adjustment
-----------------------------------

5. Prior to fiscal 2004, the Company's accounting software could not automatically compute changes in inventory valuation as inventory was sold. This was done manually but could not be completed on a timely basis because of the thousands of units sold each month. Because of this, the Company maintained, in effect, a general inventory reserve to reflect management's best estimate of the net realizable value of the inventory. For fiscal 2004, the Company modified its accounting software to automate the transaction register to recalculate the net realizable value of inventory on an item-by-item basis. This enabled the Company to more accurately report the value of its inventory. In essence, the Company did not eliminate a reserve--it substituted specific reserves for a general reserve.

     When the Company implemented this change, it recognized a small loss based on a reduction of the carrying value of the inventory in excess of its inventory reserve at the time.

     We believe that this adjustment complied with SAB Topic 5.BB because general reserves are not permanent reductions to specific inventory costs. We understand that because we now determine the inventory reserve on a specific item-by-item basis, once the Company establishes a specific reserve for a particular item of inventory, such reserve is permanent and cannot be reduced if we subsequently determine that the net realizable value of the item is higher.

Item 9A - Control and Procedures
--------------------------------

6.   The Company will revise future filings to comply with this comment.

7.   The Company will revise future filings to comply with your comment.

                                      * * *

     Please contact the undersigned with any questions regarding this response.

                                              Very truly yours,


                                              SIGNATURE EYEWEAR, INC.


                                              Michael Prince
                                              Chief Executive Officer
                                              and Chief Financial Officer